

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Mark Kaczynski
President and Chief Executive Officer
Nissan Auto Receivables 2010-A Owner Trust
One Nissan Way,
Franklin, Tennessee, 37067

> **Re:** **Nissan Auto Receivables 2010-A Owner Trust**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed June 28, 2013**
> **File No. 333-165171-01**

Dear Mr. Kaczynski:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Exhibit 31 to Form 10-K

1. Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and your first paragraph includes the word "annual". Please confirm that in future filings your certification will conform to the specific form and content provided in Item 601(b)(31)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, you may contact Max Rumyantsev at (202) 551-3784 or me at (202) 551-3225.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel